Jodie M. Bourdet

+1 415 693 2054

jbourdet@cooley.com

VIA EDGAR

May 24, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief

Matthew Derby, Staff Attorney

Christine Dietz, Assistant Chief Accountant

Frank Knapp, Staff Accountant

Re:                             ShotSpotter, Inc.

Registration Statement on Form S-1 Filed May 2, 2017

Amendment No. 1 Filed May 19, 2017

File No. 333-217603

Ladies and Gentlemen:

On behalf of ShotSpotter, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on May 22, 2017, regarding the registration statement referenced above, as amended (the “Registration Statement”).  The Staff requested by telephone that we explain how the Company determined the fair value of the common stock of $3.06 per share underlying the Company’s stock options granted in March and April 2017 (the “2017 Options”) and the reasons for the difference between this fair value determination and the bona fide price range of $10.00 to $12.00 set forth in the Registration Statement (the “Price Range”).

Common Stock Valuation Methodology

The fair value of the common stock underlying each of the Company’s stock options, including the 2017 Options, was determined by the Company’s board of directors (the “Board”) on the date of grant.  In each case, it was intended that all options granted have an exercise price that is not less than the estimated fair market value of a share of the Company’s common stock underlying those options on the date of grant.  In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair market value of the Company’s common stock as of the date of each option grant, including the following factors:

•                                          contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

•                                          the prices, rights, preferences and privileges of the Company’s preferred stock relative to the common stock;

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•                                          the Company’s financial condition on the date of grant, including the sufficiency of the Company’s cash and cash equivalents and working capital to fund the Company’s operations;

•                                          actual operating and financial performance;

•                                          present value of forecasted future cash flows;

•                                          the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or a sale of the Company, given prevailing market conditions;

•                                          the lack of marketability of the Company’s common stock;

•                                          the market performance of comparable publicly-traded companies;

•                                          market conditions for public safety, security and software-enabled services companies, and the Company’s competitive position;

•                                          U.S. and global capital market conditions generally.

The valuations of the Company’s common stock were prepared in accordance with the American Institute of Certified Public Accountants guidelines in the Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

The Company considered valuations implied by arm’s length transactions involving the sale of its securities to independent investors, taking into consideration the various rights and preferences of the equity securities transacted. In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•                  Option Pricing Method (OPM). The OPM treats common stock and preferred stock as call options on the enterprise’s value with exercise prices based on the liquidation preference and conversion terms of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event (for example, a merger or sale).

•                  Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company as well as the economic and control rights of each share class.

In valuing the Company’s common stock, the Board determined the equity value of the Company’s business generally using income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived based on an analysis of the cost of capital of comparable publicly traded companies in similar lines of business, as of each valuation date, and is adjusted to reflect the risks inherent in our cash flows. In addition, the Company also considered an appropriate discount adjustment to recognize the lack of marketability due to being a private company.

With regard to the 2017 Options, the Company used the hybrid PWERM approach to determine fair value.  The hybrid method is generally preferred for a company expecting a liquidity event in the near future but where, due to market or other factors, the form of a liquidity event under one or more scenarios is uncertain. In the application of the hybrid method, the Company weighted scenarios under which the company would complete its public offering or a sale to allocate the value of equity under a near-term liquidity scenario and the OPM to allocate the value of equity under a long-term liquidity scenario. This valuation was calculated assuming a 30% probability of an IPO within four to thirteen months, a 20% probability of a sale within two to nine months and a 50% probability of the Company continuing as a private company.

For the IPO and sale scenarios, total equity value was determined using a market approach based on the application of market multiples to forward-looking revenues with estimated IPO or sale dates between March 2017 and February 2018.  A non-marketability discount of 20% was then applied to the valuation.  For the private company scenario, a total equity value was determined using the income approach based on the present value of our future cash flows and a revenue multiple for the terminal value that was determined based upon a guideline public company analysis considering companies of relative size, growth and profitability at that future date.  A non-marketability discount of 35% was then applied to the valuation.

In determining fair value, the Company also considered a valuation of the Company’s common stock prepared by an outside valuation firm consistent with the foregoing methodology with an effective date of January 31, 2017, which valuation firm concluded the fair value of one share of the Company’s common stock on January 31, 2017 was $2.93.

After a consideration of this valuation, the Board determined the fair market value of the Company’s common stock to be $3.06 per share for each of 2017 Options and granted stock options with an exercise price of $3.06 per share on this date. This is the same fair value per share the Company used for financial reporting purposes. In connection with each such determination, the Board determined that there were no material changes in the Company’s business since January 31, 2017 or in the assumptions upon which the January 31, 2017 valuation was based that materially affected the fair market value of the Company’s common stock.

Although at the time of the grants of the 2017 Options the Company was in process for preparation for an IPO, mainly the preparation of the confidential draft registration statement in connection therewith, or in the case of the smaller number of options granted in early April 2017, shortly after the initial confidential submission was made on March 30, 2017, the Board concluded that it would be premature to adjust the 30% probability weighting for the IPO scenario because a successful completion of an IPO was still highly uncertain and dependent on many factors, many of which are not in the Company’s control, including uncertainty as to the timing of the completion of the SEC review process, market conditions in general and in particular for IPOs for smaller companies like the Company, and the extent to which the volume of technology IPOs may impact investor demand for the Company’s IPO.

Determination of Price Range

The Price Range was based on discussions that took between Roth Capital Partners, LLC, the representative of the underwriters of the proposed public offering (the “Representative”), and senior management of the Company on May 11 and 12, 2017. The Company notes that, as is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representative based on the assessment of the Company’s prospects, prospects for public safety, security and cloud-based Software as a Services (SaaS) companies generally, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the these industries.  The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario.

Analysis of Fair Value Determination

The Company believes that the fair value of its common stock used in connection with the 2017 Options is consistent with the Price Range and that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with the 2017 Options have been reasonable and appropriate.  The Company believes that the difference in value reflected between the fair value of its common stock for the 2017 Options and the Price Range is the result of the key factors noted below, as well as the subsequent increase in the probability of a successful IPO and reduction in the time horizon to the anticipated IPO exit date.

•                  The Company considered a group of public safety and security companies in its historic valuations that the Board believed at the time to be comparable to the Company, chosen based on their presence in the public safety and security sector.

•                  In contrast, for the Price Range, a broader range of public companies were considered, including SaaS companies not in the Company’s industry and companies that have recently gone public.  Many of these companies do not have businesses that the Company would otherwise consider to be comparable to the Company.  There was no specific or precise weighting of the various public companies taken into account in this analysis.  In some cases, the recent trading prices for these peer companies reflect market multiples substantially greater than the market multiples derived from the Company’s prior valuation analyses.

•                  The Price Range assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•                  The Price Range represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the 2017 Option grant dates represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Price Range reflects that, upon a successful IPO, the Company’s preferred stock will convert into common stock and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common stock prior to the IPO.

•                  Unlike the valuation methodologies used in connection with the Company’s historical option issuances, the Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations, that the Company may continue as a private, stand-alone entity or that the Company may be dissolved.

•                  The successful completion of the IPO would substantially strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, materially increasing the value of the Company’s common stock compared to that of a private company.

Finally, we note that in the event the Company were to have used a fair value of $11.00 (the midpoint of the Price Range) for the 2017 Options, the associated additional stock-based compensation expense for the first quarter of 2017 (the most recent financial period included in the Registration Statement) would have been approximately $38,000. In addition, if the Company were to have used a fair value of $11.00, the associated additional stock-based compensation expense for quarters after the first quarter of 2017 would be no more than approximately $92,000, which the Company has determined to be immaterial.

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Please contact me at (415) 693-2054 or Rob Phillips at (415) 693-2020 with any questions.

Sincerely,

/s/ Jodie M. Bourdet
Jodie M. Bourdet

cc:	Alan Stewart, ShotSpotter, Inc.
Sonya Strickler, ShotSpotter, Inc.
Robert Phillips, Cooley LLP